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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 11*)(1)

Jefferies Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

472319102

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

     (1)* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 472319102	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frank E. Baxter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,462,677 shares of Common Stock at December 31, 2001 955,196 shares of Common Stock at February 1, 2002

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 1,462,462 shares of Common Stock at December 31, 2001 954,981 shares of Common Stock at February 1, 2002

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,462,677 shares of Common Stock at December 31, 2001 955,196 shares of Common Stock at February 1, 2002

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4% at December 31, 2001 3.6% at February 1, 2002

12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 472319102	13G	Page 3 of 5 Pages

Item 1.

	(a)	Name of Issuer:

Jefferies Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

11100 Santa Monica Blvd., 11th Floor, Los Angeles, California 90025

Item 2.

	(a)	Name of Person Filing:

Frank E. Baxter

	(b)	Address of Principal Business Office or, if none, Residence:

11100 Santa Monica Blvd., 11th Floor, Los Angeles, California 90025

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, par value $.0001

	(e)	CUSIP Number:

472319102

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

CUSIP No. 472319102		13G	Page 4 of 5 Pages

	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

	The following sets forth beneficial ownership information at December 31, 2001:

	(a)	Amount beneficially owned:	1,462,677*

	(b)	Percent of class:	5.4%

	(c)	Number of shares as to which the person has;

		(i) Sole power to vote or to direct the vote:	1,462,677

		(ii) Shared power to vote or direct the vote:	0

		(iii) Sole power to dispose or direct the disposition of:	1,462,462**

		(iv) Shared power to dispose or direct the disposition of:	0

	The following sets forth beneficial ownership information at February 1, 2001:

	(a)	Amount beneficially owned:	955,196*

	(b)	Percent of class:	3.6%

	(c)	Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote:	955,196

		(ii) Shared power to vote or direct the vote:	0

		(iii) Sole power to dispose or direct the disposition of:	954,981**

		(iv) Shared power to dispose or direct the disposition of:	0

	*	Mr. Baxter’s beneficial ownership includes 9,026 shares held in trust for certain family members.

	**	Excludes approximately 215 shares beneficially owned by Mr. Baxter which are allocated to his account under the Jefferies Group, Inc. Employee Stock Ownership Plan (the “ESOP”) as to which Mr. Baxter has sole voting power and no dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class.

CUSIP No. 472319102	13G	Page 5 of 5 Pages

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

At February 1, 2002, Mr. Baxter beneficially owned 955,196 shares of Common Stock, representing approximately 3.6% of the outstanding class of Common Stock at that date.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of a Group.

Not Applicable.

Item 9. Notice of Dissolution of a Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    2/12/02

Date

    /s/ Judith K. Otamura-Kester

By Authority of Frank E. Baxter*

•  By Judith K. Otamura-Kester, attorney-in-fact to Mr. Baxter pursuant to the Power of Attorney dated April 5, 1993 as previously filed with the Commission and herein incorporated by reference.